Exhibit 22.1

Subsidiary Issuers of Guaranteed Securities

Bunge Global SA (the “Parent Guarantor”) will be the unconditional and irrevocable guarantor of the debt securities being registered on this Form S-3 of Bunge Limited Finance Corp. and Bunge Finance Europe B.V., in each case, indirect, wholly-owned subsidiaries of Parent Guarantor, which debt securities may be offered from time to time.

As of September 6, 2024, the Parent Guarantor was the unconditional and irrevocable guarantor of the following unsecured registered notes issued by indirect, wholly-owned subsidiaries of Parent Guarantor:

Name of Subsidiary Issuer	State of Formation of Issuer	Description of Registered Notes
Bunge Limited Finance Corp.	Delaware	1.63% Senior Notes due 2025
Bunge Limited Finance Corp.	Delaware	3.25% Senior Notes due 2026
Bunge Limited Finance Corp.	Delaware	3.75% Senior Notes due 2027
Bunge Limited Finance Corp.	Delaware	2.75% Senior Notes Due 2031